UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

625 Maryville Centre Drive, Suite 200, Saint Louis, Missouri 63141

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒   FORM 40-F ☐

On August 5, 2026 Amdocs Limited (“Amdocs”) issued a press release announcing financial results for the quarter ended June 30, 2026. A copy of the press release and the accompanying presentation are furnished as Exhibits 99.1 and 99.2 to this Report of Foreign Private Issuer on Form 6-K.

The information in this Form 6-K (including Exhibits 99.1 and 99.2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Amdocs Limited Press Release Announcing Q3 Earnings, dated August 5, 2026

99.2	Fiscal Q3 2026 Earnings Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: August 5, 2026